Exhibit 5.1




                                                                 August 22, 2000





Key3Media Group, Inc.,
   5700 Wilshire Boulevard, Suite 325,
      Los Angeles, CA 90036.

Dear Sirs:

         In connection with the registration under the Securities Act of 1933 (the "Act") of 23,933,333 shares (the "Securities") of Common Stock, par value $0.01 per share, of Key3Media Group, Inc., a Delaware corporation (the "Company"), issuable upon the exercise of certain options granted pursuant to the Key3Media Group, Inc. 2000 Stock Option and Incentive Plan (the "Plan"), we, as your counsel, have examined such corporate records, certificates and other documents, and such questions of law, as we have considered necessary or appropriate for the purposes of this opinion. Upon the basis of such examination, we advise you that, in our opinion, when the related options have been duly exercised in accordance with the Plan and the exercise price

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therefor has been duly paid, the Securities, when duly issued upon the exercise of such options, will be validly issued, fully paid and nonassessable.

         The foregoing opinion is limited to the Federal laws of the United States and the General Corporation Law of the State of Delaware, and we are expressing no opinion as to the effect of the laws of any other jurisdiction.

         We have relied as to certain matters on information obtained from public officials, officers of the Company and other sources believed by us to be responsible.

         We hereby consent to the filing of this opinion as an exhibit to the Registration Statement relating to the Securities. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act.



                                                  Very truly yours,


                                                  /s/ Sullivan & Cromwell